POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

General

The following information, prepared as at December 9, 2011, should be read in conjunction with the condensed interim consolidated financial statements of PolyMet Mining Corp. (the “Company” or “PolyMet”) for the three months ended October 31, 2011 and related notes attached thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of four independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. These forward-looking statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions. Some of these risks and assumptions include: general economic and business conditions, including changes in interest rates; prices of natural resources, costs associated with mineral exploration and development, and other economic conditions; natural phenomena; actions by governments and authorities including changes in government regulation; uncertainties associated with legal proceedings; changes in the resource market; future decisions by management in response to changing conditions; future decisions by management in response to changing conditions; the Company’s ability to execute prospective business plans, and misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to PolyMet or persons acting on its behalf. The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law. Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and NYSE Amex listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

Asset Acquisitions

On November 15, 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cliffs Natural Resources, Inc. (formerly Cleveland Cliffs, Inc.) (NYSE:CLF) (“Cliffs”) to acquire the Erie Plant, which is located 10 kilometers (6 miles) west of PolyMet’s NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company’s bankruptcy at which time the plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power. A new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The concentrates are planned to be sold prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will produce copper metal, nickel-cobalt hydroxide and a precious metals precipitate.

On December 20, 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres of land to the east and west of and contiguous to its existing tailing facilities.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines and Short Term Mitigation Plans, which have been approved by the MPCA, and a long-term mitigation plan, which has been submitted to the MPCA for its review. As part of its prior transactions with Cliffs, PolyMet has agreed to indemnify Cliffs for certain on-going site environmental liabilities.

Feasibility Study, Mineral Resources and Mineral Reserves

With publication of the Definitive Feasibility Study (“DFS”) in September 2006, summarized in a Technical Report under National Instrument 43-101 (“NI 43-101”), PolyMet established SEC-standard mineral reserves. Proven and probable mineral reserves were estimated at 181.7 million short tons grading 0.31% copper, 0.09% nickel and 0.01 ounces per ton ("opt") of precious metals. In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to 274.7 million short tons grading 0.28% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold).

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

These reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

The reserves lie within measured and indicated mineral resources that were expanded to 638.2 million tons grading 0.27% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold). In addition, inferred mineral resources total 251.6 million tons grading 0.28% copper, 0.08% nickel and 0.01 opt of precious metals.

DFS Update
On May 20, 2008 PolyMet reported revised plans and cost estimates for construction and operating costs. The revised plans include:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (12-15 months) and reduced capital costs prior to first revenues ($312 million versus $380 million);
  the new metallurgical facilities to be constructed during initial production and sales of concentrate. PolyMet anticipates that much of the additional $290 million of capital costs (for total project capital of $602 million) will be funded from cash flow from initial operations;
  mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on 26 September 2007, the use of 240-ton trucks, and owner versus contract mine operations, and
  $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS has been incorporated as an operating lease in updated operating costs.

Project Improvements
On February 2, 2011 the Company announced that it had simplified the proposed metallurgical process and now plans to build the project in two phases:

  Phase I: produce and market concentrates containing copper, nickel, cobalt and precious metals, and
  Phase II: process the nickel concentrate through a single autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

Previous plans included a second autoclave and a copper solvent extraction/electro-winning (“SX-EW”) circuit to produce copper metal along with value added nickel-cobalt hydroxide and precious metals precipitate products. The changes reflect continued metallurgical process and other project improvements as well as improved environmental controls that are being incorporated into the environmental review process. The advantages, compared with the earlier plan, include a better return on capital investment, reduced financial risk, lower energy consumption, and reduced waste disposal and emissions at site. Approximately $127 million of the total $602 million capital costs estimated in the May 2008 DFS Update will not be incurred in this revised plan.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

Environmental Review

In October 2005, the Minnesota Department of Natural Resources ("MDNR") published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the US Army Corps of Engineers (“USACE") as the lead federal agency (together the “Lead Agencies”) for preparation of an Environmental Impact Statement (“EIS”) for the project. In 2006 these Lead Agencies selected an independent environmental contractor (“the EIS Contractor”) to prepare the EIS. The EIS Contractor is Environmental Resources Management, a leading global provider of environmental, health and safety, risk, and social consulting services. The EIS Contractor team included members with expertise and experience in mining sulfidic ores. Several other government agencies (including the US Forest Service, the Bois Forte Band of Chippewa and the Fond Du Lac Band of Lake Superior Chippewa) joined the EIS preparation team as Cooperating Agencies which brought their special expertise to the process.

Under state and federal guidelines and regulations, a Draft EIS identifies the environmental impact of a proposed project as well as evaluating alternatives and ways to mitigate potential impacts. PolyMet was involved in the process of alternative/mitigation development and had input into the technical and economical feasibility of potential alternatives and mitigations. The EIS Contractor prepared a series of preliminary versions of the Draft EIS that were reviewed and commented on by the Lead Agencies, other governmental agencies, and PolyMet.

In October 2009, the Lead Agencies published the PolyMet Draft EIS with formal notification of publication in the Minnesota Environmental Quality Board (“EQB”) Monitor and the Federal Register on November 2 and November 6, 2009, respectively. The formal notification of publication started a 90-day period for public review and comment, which ended on February 3, 2010. During this period, the lead Agencies held two public meetings – one in the town of Aurora, MN near the project location and one in Blaine, MN in the metropolitan Minneapolis-St. Paul area.

The Lead Agencies received more than 3,700 submissions containing approximately 22,000 separate comments, including an extensive comment letter from the US Environmental Protection Agency (“EPA”) in its role as reviewer of projects that could impact the environment.

On June 25, 2010 the Lead Agencies announced that they intend to complete the EIS process by preparing a Supplemental Draft EIS that incorporates the proposed US Forest Service ("USFS") land exchange and expands government agency cooperation. The USFS joined the USACE as a federal co-lead agency through the completion of the EIS process. In addition, the EPA will join the effort as a cooperating agency. The MDNR remains the state co-lead agency.

On October 13, 2010 the USACE and the USFS published a Notice of Intent to complete the Supplemental Draft EIS, which will:

  Supplement and supersede the Draft EIS and respond to concerns identified by the EPA and other comments on the Draft EIS.
  Incorporate potential effects from the proposed land exchange between the USFS Superior National Forest and PolyMet.

Public review of the scope of the land exchange ended on November 29, 2010.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

The Notice of Intent stated that the proposed land exchange would eliminate conflicts between the United States and private mineral ownership and consolidate land ownership to improve Superior National Forest management effectiveness and public access to federal lands. The proposed exchange is in accordance with Forest Service Strategic Plan Goals to provide and sustain long-term socioeconomic benefits to the American people, conserve open space, and sustain and enhance outdoor recreation activities.

The NorthMet mine site encompasses approximately 2,840 of the 6,650 acres of land proposed for exchange to private ownership; the remaining federal property would improve intermingled and inefficient ownership patterns and eliminate conflicts if minerals development were to expand in the future.

The lands that would be received by the Superior National Forest consist of forest and wetland habitat as well as lake frontage. These lands would enhance public recreation opportunities and complement existing federal ownership by eliminating or reducing private holdings surrounded by Superior National Forest land.

Once the Supplemental Draft EIS (“SDEIS”) is completed, it will be made available for public review prior to preparation of the final EIS. Completion of the final EIS and a subsequent Adequacy Decision by the DNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the project can be issued.

Prior to receipt of the permits, the Company intends to secure construction financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

Construction of NorthMet is expected to be made up of four major components:

1.	Implementation of environmental safeguards;
2.	Construction of the mine and reactivation of some existing mine infrastructure;
3.	Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities, and
4.	Construction of a new hydrometallurgical plant.

Key Developments

On March 10, 2011 PolyMet appointed Alan R. (Al) Hodnik and Michael M. (Mike) Sill to its Board of Directors.

In March 2011, PolyMet entered into an agreement with the State of Minnesota’s Department of Natural Resources committing it to an additional $2,818,000 through April 1, 2012 for continued work on the SDEIS.

On April 15, 2011 the Board of the Iron Range Resources and Rehabilitation Board (“IRRRB”) reapproved a secured loan to Poly Met Mining, Inc. of up to $4 million. The loan was originally approved on December 16, 2010 but did not proceed until a legal challenge as to whether the IRRRB was authorized to make such a loan was withdrawn following passage of state legislation that clarified that the IRRRB is an economic development agency with no regulatory oversight for mine permitting activities.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

The loan was approved by the Governor of State of Minnesota on May 3, 2011 and closed on June 28, 2011. The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually if not paid, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS. PolyMet issued warrants giving the IRRRB the right to purchase up to 400,000 shares of its common stock at US$2.50 per share at any time until the earlier of June 30, 2016 and one year after permits are received.

On July 15, 2011 the Company sold to Glencore 5 million shares at US$2.00 per share pursuant to the November 2010 private placement agreement. In a separate transaction, Glencore acquired 9.2 million of the Company's common stock from Cliffs, representing that company's entire holding of PolyMet's common stock.

On September 19, 2011 PolyMet reported that the Lead Agencies anticipate that the SDEIS is expected to be completed in January 2012. Once the SDEIS is complete, the Lead Agencies will review it with the Cooperating Agencies, Regulating Agencies and PolyMet. The Lead Agencies expect the SDEIS to be published in the second quarter of 2012. The detailed project, which includes the simplified metallurgical process and reduction in capital costs that the Company announced on February 2, 2011, is being modeled to predict environmental impacts of the project.

On November 30, 2011, PolyMet and Glencore entered into a definitive agreement to:

a)

Sell in a private placement to Glencore, 13,333,333 common shares at US$1.50 per share for gross proceeds of US$20 million (before deducting offering expenses) and issue to Glencore warrants (the 2011 Warrants) to purchase 2,600,000 common shares of PolyMet at US$1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price ("VWAP") of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the 2011 Warrants, the 2011 Warrants will expire. Approximately US$7.0 million of the proceeds from the sale of these shares will be used to repay outstanding notes (including interest) to Cliffs Natural Resources Inc. The balance will be for permitting and other costs (including general corporate purposes) associated with the NorthMet project;

b)

Extend the term of the $25 million initial principal debentures from September 30, 2012 to the earlier of i) PolyMet giving Glencore ten days notice that PolyMet has received permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable. Glencore has the right to exchange some or all of the debentures at any time. Upon occurrence of the Early Maturity Event, the initial principal and capitalized interest will be exchanged into common shares of PolyMet at US$1.50 per share; and

c)

Amend the terms of the warrants issued to Glencore in 2010 (the "2010 Warrants”) to conform to the 2011 Warrants, giving Glencore the right to acquire 3,000,000 common shares of PolyMet at US$1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the 2010 Warrants, the 2010 Warrants will expire.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

The transactions closed on December 6, 2011.

Results of Operations

For the three months ended October 31, 2011 (the “2012 third quarter”) compared to the three months ended October 31, 2010 (the “2011 third quarter”)

a) Loss for the Period:

During the three months ended October 31, 2011, the Company incurred a loss of $46,000 ($0.00) loss per share) compared to a loss of $263,000 ($0.00 loss per share) in the fiscal 2011 third quarter. The decrease in the net loss for the period was primarily attributable to a non-cash future income tax recovery, related to expiration of stock purchase warrants previously issued of $657,000 (October 31, 2010 – $171,000), partially offset by the non-cash reversal, in the prior year quarter of previously recorded stock-based compensation costs relating to board and other management changes of $212,000 (October 31, 2011 – nil).

b) Cash Flows:

Cash used in operating activities in the three months ended October 31, 2011 was $283,000 compared to cash used in the three months ended October 31, 2010 of $675,000. The variance in cash is primarily due to changes in non-cash working capital balances.

Cash used in financing activities for the three months ended October 31, 2011 was $432,000 (prior year period - $179,000). The 2012 third quarter activity was due to the issuance of share capital on the exercise of stock options for $68,000 (prior year period - $321,000), partially offset by the scheduled repayment of $500,000 of debt (prior year period - $500,000).

Cash used in investing activities for the three months ended October 31, 2011 was $3.624 million compared with $3.771 million in the three months ended October 31, 2010, with the decrease being primarily the result of the receipt of a non-refundable deposit of $250,000 on an asset held for sale.

Total cash for the three months ended October 31, 2011 decreased by $4.339 million for a balance of $7.153 million compared to the three months ended October 31, 2010 where cash decreased $4.625 million to a balance of $4.994 million.

c) Capital Expenditures:

During the three months ended October 31, 2011 the Company capitalized $8.820 million (2010 - $3.030 million) of costs primarily related to site activity, the supplementary draft EIS, permitting and a $4.343 million increase in the asset retirement asset due to a change in the risk-free interest rate used to discount the asset retirement liability from 3.91% to 2.92% during the period.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

For the nine months ended October 31, 2011 compared to the nine months ended October 31, 2010

a) Loss for the Period:

During the nine months ended October 31, 2011, the Company incurred a loss of $2,552,000 ($0.02) loss per share) compared to a loss of $3,730,000 ($0.03 loss per share) in the prior year period. The decrease in the net loss for the period was primarily attributable to:

  the Company’s decision, in the prior year period, to review alternatives for construction financing and not to renew its agreement with BNP Paribas Loan Services (which was to advise and assist PolyMet in all aspects of preparation for construction finance) which expired on July 31, 2010. As such, $1,830,000, $1,197,000 of which was non-cash related to the fair value of warrants issued, recorded as a deferred financing cost asset was written off to the consolidated statement of loss in the prior year, and a non-cash future income tax recovery related to expiration of stock purchase warrants previously issued of $657,000 (October 31, 2010 – $171,000).

These items were partially offset by:

  an increase in share based compensation in the current year period to $597,000 compared to a recovery in the prior year period of recovery of $169,000 including $212,000 (October 31, 2011 – nil) relating to board and other management changes and an increase in professional fees to $478,000 (prior year period - $135,000) due to increased corporate activities. .

b) Cash Flows:

Cash used in operating activities in the nine months ended October 31, 2011 was $2,204,000 compared to cash used in the nine months ended October 31, 2010 of $2,534,000. The variance in cash is primarily due to changes in non-cash working capital balances and the above noted operating variances.

Cash provided by financing activities for the three months ended October 31, 2011 was $13,380,000 (prior year period use of - $1,020,000). The current period activity was primarily due to the Glencore financing and the IRRRB loan and the issuance of share capital on the exercise of stock options for $902,000 (prior year period - $516,000), partially offset by the scheduled repayment of $1,500,000 of debt (prior year period - $1,500,000).

Cash used in investing activities for the nine months ended October 31, 2011 was $14.384 million compared with $12.734 million in the nine months ended October 31, 2010, with the increase being primarily the result of purchasing land for the USFS land exchange with funds received from the loan from the IRRRB, partially offset by lower engineering and project costs as the Company scaled back work not required for permitting over the last year and the receipt of a non-refundable deposit of $250,000 on an asset held for sale.

Total cash for the nine months ended October 31, 2011 decreased by $3.208 million for a balance of $7.153 million compared to the nine months ended October 31, 2010 where cash decreased $16.288 million to a balance of $4.994 million.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

c) Capital Expenditures:

During the nine months ended October 31, 2011 the Company capitalized $22.114 million (2010 - $13.161 million) of costs primarily directly related to the above noted land purchase, site activity, the supplementary draft EIS, permitting and a $5.851 million increase in the asset retirement asset due to a change in the risk-free interest rate used to discount the asset retirement liability from 4.38% to 2.92% during the period..

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

Summary of Quarterly Results
(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	Oct. 31 2011 $	July 31 2011 $	Apr 30 2011 $	Jan. 31 2011 $	Oct. 31 2010 $	July 31 2010 $	Apr 30 2010 $	Jan 31 2010 $
Total Revenues	-	-	-	-	-	-	-	-
General and Administrative	(520)	(962)	(1,183)	(748)	(281)	(2,468)	(851)	(6,069)
Other Income (Expenses)	474	(225)	(136)	(3,206)	18	(81)	(67)	(138)
Net Loss	(46)	(1,187)	(1,319)	(3,954)	(263)	(2,549)	(918)	(6,207)
Loss per share	(0.00)	(0.01)	(0.01)	(0.03)	(0.00)	(0.02)	(0.01)	(0.04)

Results for all of the above periods have been prepared in accordance with International Financial Reporting Standards.

Significant items to report for the quarterly results are as follows:

A non-cash loss of $3.831 million on refinancing of convertible debt in the quarter ended January 31, 2011. There were no similar losses recorded in other quarters.

A recovery of previously expensed stock based compensation costs of $212,000 due to the forfeiture of unvested stock options was recorded in the quarter ended October 31, 2010. There were no similar stock based compensation recoveries recorded in the other quarters.

The Company recorded deferred income tax recoveries as the expiration of warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $657,000, $1,219,000 and $171,000 in the quarters ended October 31, 2011, January 31, 2011, and October 31, 2010, respectively. There were no similar tax recoveries recorded in the other quarters.

A financing cost write-off of $1.830 million was recorded in the quarter ended July 31, 2010. There were no similar financing cost write-offs recorded in the other quarters.

A loss on asset held for sale of $520,000 was recorded in the quarter ended January 31, 2011.

Exploration expense of $193,000 was recorded in the quarter ended April 30, 2010. There were no exploration expenses recorded in the other quarters.

A warrant amendment expense of $3.915 million was recorded in the quarter ended January 31, 2010. There were no warrant amendment expenses recorded in the other quarters.

The net loss included stock based compensation expense (recovery) for the quarters ended:

1.	October 31, 2011 - $29,000
2.	July 31, 2011 - $32,000
3.	April 30, 2011 - $536,000
4.	January 31, 2011 - $50,000
5.	October 31, 2010 - $(203,000)
6.	July 31, 2010 - $24,000
7.	April 30, 2010 - $10,000
8.	January 31, 2010 - $33,000

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

Financing Activities

During the nine months ended October 31, 2011 the Company issued 1,185,000 shares (prior year period – 545,000) upon exercise of options for proceeds of $902,000 (prior year period - $516,000). During the nine months ended October 31, 2011, PolyMet also issued 115,000 shares (prior year period – nil) as partial payment for options to purchase land.

On November 12, 2010, the Company announced that it had entered into a definitive agreement with Glencore to sell in a private placement 15 million common shares at US$2.00 per share for gross proceeds of US$30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are expected to occur in the following three tranches subject, in each case, to certain closing conditions:

  Tranche 1 of US$10 million (closed on January 17, 2011);
  Tranche 2 of US$10 million (closed July 15, 2011); and
  Tranche 3 of US$10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in a budget agreed between PolyMet and Glencore, ii) within ten business days following receipt by PolyMet of key permits, in a form reasonably acceptable to Glencore, that will enable the start of construction of the Project, and iii) October 15, 2012.

While it owns 10% or more of the issued and outstanding shares of PolyMet, Glencore has a right of first refusal to provide all material financings, subject to regulatory approval. While it owns more than 5% of the issued and outstanding shares of PolyMet, Glencore has the right to participate in any equity-related financing to maintain its partially diluted ownership interest (17.8% as of October 31, 2011).

On June 30, 2011 PolyMet closed a $4,000,000 loan from Iron Range Resources & Rehabilitation Board ("IRRRB"). At the same time, the Company exercised its options to acquire two tracts of land totaling approximately 5,375 acres of forests, wetlands, and lakes with high recreational value that are included as part of the proposed land exchange with the U.S. Forest Service (“USFS”). The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually if not paid, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS. PolyMet has issued warrants giving the IRRRB the right to purchase 400,000 shares of its common stock at US$2.50 per share at any time until the earlier of June 30, 2016 or one year after permits are received.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

Liquidity and Capital Resources

As at October 31, 2011 the Company had negative working capital of $26.356 million compared with working capital of $4.199 million at January 31, 2011 consisting primarily of cash of $7.153 million (January 31, 2011 - $10.361 million), trade and other receivables of $496,000 (January 31, 2011 - $318,000), prepaid expenses of $404,000 (January 31, 2011 - $636,000), asset held for sale of $3.170 million (January 31, 2011 - $3.420 million); accounts payable and accrued liabilities of $2.249 million (January 31, 2011 - $2.444 million), the current portion of the notes to Cliffs of $6.000 million (January 31, 2011 - $6.750 million), convertible debt of $28.755 million (January 31, 2011 – nil current) and the current portion of asset retirement obligations of $622,000 (January 31, 2011 - $1.408 million). In accordance with International Accounting Standard 1, the Company has reclassified the convertible debt, which was due to be repaid September 30, 2012, as a current liability. Subsequent to October 31, 2011, the term of the debt was extended, as such, PolyMet expects the debt to be reclassified as long-term in the Company’s year end financial statements. The Company expects to pay the remaining balance of $1.019 million (January 31, 2011 - $1.775 million) long term notes to Cliffs, the $4 million IRRRB loan plus capitalized interest and the convertible debt principal balance of $25 million plus capitalized interest from working capital, additional financing and funds from operations once commercial production has commenced. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

At October 31, 2011 the Company had non-binding commitments in 2011 and 2012 of $451,000 to pay options to maintain its right to acquire certain lands that it will need at permitting. These lands include land that the Company expects to exchange with the USFS for surface rights at the mine site and land for wetland credits.

As at October 31, 2011 the Company, in addition to its obligation to Cliffs and Glencore as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval. To January 31, 2011, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3. The bonus shares allocated for Milestones 1 through 3 are valued using the Company’s closing trading price on May 28, 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The bonus shares allocated for Milestone 4 are valued using the Company’s closing trading price on June 17, 2008 of US$3.80 per share, the date of the approval of the bonus plan by the disinterested shareholders. As at December 7, 2011, the Company has outstanding firm commitments of approximately $1.300 million, the majority of which relates to the Supplemental Draft Environmental Impact Study process.

In May 2009, the Company determined that Milestone 2 of its Bonus Share Plan, the negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers, had been achieved. As a result, the Company issued the related 1,300,000 common shares to certain directors and insiders.

These interim unaudited consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

In the past the Company has taken steps to fund its operations through the issuance of equity and debt. It plans to meet its ongoing financial obligations to the point at which all regulatory approvals for its NorthMet project have been obtained and which will allow the Company to raise additional capital to construct its mine and commence commercial production. In the event that currently available resources are not sufficient to meet these obligations, the Company may be forced to curtail or delay expenditures, sell assets or seek additional financing sources. All of these circumstances may delay the progress of or affect the ultimate success of the Company’s plans.

On November 12, 2010, the Company announced that it had entered into a definitive agreement with Glencore to sell in a private placement 15 million common shares at $2.00 per share for gross proceeds of $30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are expected to occur in the following three tranches subject, in each case, to certain closing conditions:

  Tranche 1 of $10 million closed on January 17, 2011;
  Tranche 2 of $10 million closed on July 15, 2011; and
  Tranche 3 of US$10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in a budget agreed between PolyMet and Glencore, ii) within ten business days following receipt by PolyMet of key permits, in a form reasonably acceptable to Glencore, that will enable the start of construction of the Project, and iii) October 15, 2012.

On November 30, 2011, PolyMet and Glencore entered into a definitive agreement to:

a)

Sell in a private placement to Glencore, 13,333,333 common shares at US$1.50 per share for gross proceeds of US$20 million (before deducting offering expenses) and issue to Glencore warrants (the 2011 Warrants) to purchase 2,600,000 common shares of PolyMet at US$1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price ("VWAP") of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore;

b)

Extend the term of the $25 million initial principal debentures from September 30, 2012 to the earlier of i) PolyMet giving Glencore ten days notice that PolyMet has received permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable. Upon occurrence of the Early Maturity Event, the initial principal and capitalized interest will be exchanged into common shares of PolyMet at US$1.50 per share; and

c)

Amend the terms of the warrants issued to Glencore in 2010 (the "2010 Warrants) to conform to the 2011 Warrants, giving Glencore the right to acquire 3,000,000 common shares of PolyMet at US$1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore.

The transactions closed on December 6, 2011.

Net proceeds from the 2011 placement together with Tranche 3 of the 2010 placement to be received no later than October 15, 2012 and cash on hand at October 31, 2011 are expected to be sufficient to cover the Company's anticipated expenditures during the next twelve months.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

Shareholder Rights Plan

Effective May 25, 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders on June 27, 2007, and modified by the Company’s shareholders on June 17, 2008, and reapproved by the Company's shareholders on July 13, 2011. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

On November 30, 2011 the Board of Directors of the Company waived the Shareholder Rights Plan in connection with shares that Glencore owns or has the right to acquire through the existing agreements, including: Tranche 3 of the November 2010 private placement, exchange of the 2008 Debentures into common stock, exercise of the 2010 Warrants issued to Glencore in November 2010, the November 2011 private placement, and exercise of the 2011 Warrants issued to Glencore in 2011. Shares that could be acquired by Glencore pursuant to its right of first refusal to, or right to participate in, future financings are also covered by the waiver, but issue of such shares would be subject to regulatory approval. This waiver does not apply to any additional purchases of PolyMet stock by Glencore on market or from third parties.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Party Transactions

During the nine months ended October 31, 2011, the Company paid $nil (October 31, 2010 - $48,000) to Dr. Dreisinger, a Director of PolyMet, for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger conducted in-person and telephonic meetings with Mr. William Murray, then the Company’s Executive Chairman, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past six years.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

The agreement with Dr. Dreisinger was entered into at a time when the Company’s current business plans were being formulated and it was month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with the Company’s board of directors who did not consider that a formal approval and written contract was necessary at that time. The Company believes that the contract was at terms at least as good as could be obtained from third parties. The agreement with Dr. Dreisinger was terminated effective January 31, 2011.

As a result of Glencore’s partially diluted ownership of 24.8% of the Company it is also a related party. Financing transactions with Glencore are described in the Liquidity and Capital Resources section of this document. On October 31, 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

Subsequent Events

On November 30, 2011, PolyMet and Glencore entered into a definitive agreement to:

a)

Sell in a private placement to Glencore, 13,333,333 common shares at US$1.50 per share for gross proceeds of US$20 million (before deducting offering expenses) and issue to Glencore warrants (the 2011 Warrants) to purchase 2,600,000 common shares of PolyMet at US$1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price ("VWAP") of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the 2011 Warrants, the 2011 Warrants will expire. Approximately US$7.0 million of the proceeds from the sale of these shares will be used to repay outstanding notes (including interest) to Cliffs Natural Resources Inc. The balance will be for permitting and other costs (including general corporate purposes) associated with the NorthMet project;

b)

Extend the term of the $25 million initial principal debentures from September 30, 2012 to the earlier of i) PolyMet giving Glencore ten days notice that PolyMet has received permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable. Glencore has the right to exchange some or all of the debentures at any time. Upon occurrence of the Early Maturity Event, the initial principal and capitalized interest will be exchanged into common shares of PolyMet at US$1.50 per share; and

c)

Amend the terms of the warrants issued to Glencore in 2010 (the "2010 Warrants) to conform to the 2011 Warrants, giving Glencore the right to acquire 3,000,000 common shares of PolyMet at US$1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the 2010 Warrants, the 2010 Warrants will expire.

The transactions closed on December 6, 2011.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board required all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first filing under IFRS was the filing for the three months ended April 30, 2011 which contains IFRS compliant financial statements on a comparative basis as well as details (Notes 3 and 17 to the financial statements) of the changes in accounting policies as a result of the adoption of IFRS.

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS resulted in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

The transition from Canadian GAAP to IFRS has had no effect on the net cash flows reported by the Company. The changes made to the statements of consolidated earnings and consolidated balance sheets have resulted in reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations have been prepared.

i)	Convertible Debt – Glencore Financing

Under IFRS, the value attributable to the warrants and conversion factor of convertible debt is the residual of the overall instrument’s fair value, after the fair value of the debt is determined. As was permitted under Canadian GAAP for the Glencore financing, the Company had allocated values to the debt, the conversion factor and warrants on a fair value pro-rata basis.

The transition to IFRS resulted in a decrease in the initial fair value of debt of $612,000, resulting in a fair value of $23,380,170 and an increase in the fair value of the conversion factor and fair value of warrants of $612,000.

Interest and accretion associated with the debt is capitalized to mineral property, plant and equipment. The change in the initial fair value of the debt resulted in an increase capitalized interest and accretion costs of $225,000 at February 1, 2010 and $246,000 at January 31, 2011.

ii)	Environmental Rehabilitation Provision

The Company elected to apply the IFRS 1 optional exemption for its decommissioning liabilities. The fair value of the environmental rehabilitation provision was calculated as at February 1, 2010 and then discounted to the date the obligation first arose using a historical discount rate and added to the cost of the related asset in mineral property, plant and equipment.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

The transition from Canadian GAAP to IFRS resulted in an environmental rehabilitation provision of $15,719,000 as at January 31, 2011, an increase of $11,907,000. The change in accretion of the environmental rehabilitation provision resulted in a $534,000 increase to deficit. Accretion for the provision under IFRS was $150,000 and $450,000 for the three and nine month periods ended October 31, 2010, an increase of $53,000 and $167,000, respectively. The transition from Canadian GAAP to IFRS resulted in an asset as part of mineral property, plant and equipment associated with environmental rehabilitation of $13,021,000 as at January 31, 2011, an increase of $11,156,000. As the associated assets are not in use, amortization of these assets has not been recorded to October 31, 2011.

The most significant factor in the measurement difference of the environmental rehabilitation provision under IFRS and asset retirement obligation under Canadian GAAP was the applied discount rate. Under IFRS, a liability specific risk-free rate was used to discount future cash flows, whereas Canadian GAAP required a credit-adjusted risk-free rate. IFRS also requires changes in the liability to be recorded each period based on changes in discount rates, in addition to changes in estimated timing or amount of future cash flows.

Changes in Accounting Policy and Disclosures

The International Accounting Standards Board (“IASB”) has issued the following standards which may impact PolyMet, but have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement and IFRS 13, Fair Value Measurement. IFRS 9 and IFRS 13 are effective for annual periods beginning on or after January 1, 2015 and January 1, 2013, respectively, with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt either of the new requirements.

The following is a brief summary of these new standards:

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

Other MD&A Requirements

Outstanding Share Data

Authorized Capital: Unlimited common shares without par value.

Issued and outstanding: As at December 7, 2011, 174,459,124 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at December 7, 2011:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Stock options	60,000	0.64	March 30, 2012
Stock options	135,000	0.84	May 1, 2012
Stock options	40,000	0.93	June 15, 2012
Stock options	1,240,000	1.35	September 19, 2012
Stock options	200,000	1.19	October 24, 2012
Stock options	125,000	1.14	December 5, 2012
Stock options	2,400,000	2.73	March 20, 2013
Stock options	325,000	2.94	June 19, 2013
Stock options	300,000	3.78	September 1, 2013
Stock options	75,000	3.47	September 22, 2013
Stock options	525,000	3.27	January 5, 2014
Stock options	1,250,000	2.99	February 13, 2014
Stock options	250,000	2.92	March 12, 2014
Stock options	50,000	2.89	March 23, 2014
Stock options	360,000	3.00	September 4, 2014
Stock options	205,000	3.05	December 12, 2014
Stock options	70,000	3.03	January 11, 2015
Stock options	100,000	2.87	January 31, 2015
Stock options	500,000	2.72	February 15, 2015
Stock options	100,000	3.92	June 2, 2015
Stock options	175,000	3.22	July 30, 2015
Common share warrants	5,600,000	(Note 1) 1.50	December 31, 2015
Stock options	575,000	0.82	January 30, 2016
Common share warrants	400,000	2.50	(Note 2)
Stock options	910,000	0.82	February 17, 2016
Stock options	115,000	2.67	October 15, 2016
Stock options	60,000	3.54	January 8, 2017
Stock options	300,000	2.17	January 25, 2018
Stock options	750,000	2.04	March 10, 2018

Note 1:

Each warrant entitles the holder to purchase one common share of PolyMet at US$1.50 and expires on December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price ("VWAP") of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise these warrants, the warrants will expire.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

Note 2:

Each warrant entitles the holder to purchase one common share of PolyMet at US$2.50 and expires on the earlier of June 20, 2016 and one year after the Company receives its permits for the NorthMet Project.

Note 3:

On August 31, 2011, the unexercised warrants, to purchase 4,010,000 shares of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter, expired.

At the Annual and Special Meeting of the shareholders of PolyMet on 24 June 2009, the disinterested shareholders of the Company approved an extension of the expiry date by two years of all stock options outstanding as at June 24, 2009.

Effective May 25, 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on June 27, 2007, modified by the Company’s shareholders on June 17, 2008 and ratified and confirmed by the Company’s shareholders on July 13, 2011. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 3,967,500 common shares are reserved for issuance as awards other than options.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended October 31, 2011
US Funds

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2011 on file with the SEC and Canadian securities regulators and other information filed with the Canadian and United States securities regulators before investing in the Company’s common shares. The risks described in PolyMet’s Form 20-F/Annual Information Form are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2011 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no other changes in the Company’s internal control over financial reporting during the three month period ended October 31, 2011 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Additional Information

Additional information related to the Company is available for view on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and at the Company’s website www.polymetmining.com.